Exhibit 99.1

Press Release
Your Contact: Nathalie Jecker Global Media Relations Tel.: 00 33 (0)3 88 99 11 16 Nathalie.Jecker@Aventis.com	Corinne Hoff Global Media Relations Tel.: 00 33 (0)3 88 99 19 16 Corinne.Hoff@Aventis.com

New composition of Aventis Supervisory Board and Management Board:

  •
  Jean-François Dehecq elected Chairman of the Supervisory Board

  •
  Gérard Le Fur appointed Chairman of the Management Board

Paris, August 31, 2004—At a meeting of the Aventis Supervisory Board held on August 30, 2004, in Paris, the 12 members of the Supervisory Board representing the shareholders have resigned.

        Subsequently, seven new members representing the major shareholder of Sanofi-Aventis have been co-opted and the newly composed Supervisory Board elected Jean-Francois Dehecq as Chairman and René Sautier as Vice-Chairman of the Aventis Supervisory Board.

        The four members representing the employees on the Supervisory Board remain unchanged.

        This change in the composition of the Supervisory Board follows the creation of Sanofi-Aventis, the world's 3rd largest pharmaceutical company, after the broad success of Sanofi-Synthelabo's offer for Aventis leading to a control 95.47% of the Aventis share capital.

The new Supervisory Board of Aventis is now comprised of:

Jean-François Dehecq (Chairman)
René Sautier (Vice-Chairman)
René Barbier de La Serre
Jean-Paul Léon
Pierre Lepienne
Pierre Simon
Gérard Van Kemmel

Aventis    •    67917 Strasbourg    •    Cedex 9    •    France     •    www.aventis.com
Address for visitors: 16, Avenue de l'Europe    •    Espace Européen de l'Enterprise    •    F-67300 Schiltigheim

and representing the employees:
Joachim Betz
Werner Bischoff
Alain Dorbais
Christian Neveu

New Management Board of Aventis led by Gérard Le Fur

        The new Supervisory Board of Aventis, led by Jean-Francois Dehecq, has decided to dismiss the following Aventis Management Board members: Igor Landau, Patrick Langlois, Richard J. Markham, Frank Douglas and Thierry Soursac.

        Subsequently, the Supervisory Board appointed Jean-Claude Armbruster, Gérard Le Fur, Jean-Claude Leroy, Gilles Lhernould et Hanspeter Spek as new Management Board members and appointed Gérard Le Fur as new Chairman of the Aventis Management Board.

The new Aventis Management Board is now composed of:
Gérard Le Fur (Chairman)
Jean-Claude Armbruster
Jean-Claude Leroy
Gilles Lhernould
Heinz-Werner Meier
Dirk Oldenburg
Hanspeter Spek

        The term of office for all new nominations for the Supervisory Board and Management Board members shall expire with the close of the General Meeting convened to review and pass the necessary resolution regarding the accounts of fiscal 2006.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"-on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.